June 16, 2011

Thomas D. Peeney, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

Re: Brookfield Investment Funds
       File Numbers: 333-174323, 811-22558

Dear Mr. Peeney:

       We have reviewed the registration statement for Brookfield Investment Funds (the
"Trust") filed on Form N-1A on May 18, 2011. The Trust has four series (each the
"Fund" and collectively the "Funds").

       Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

       1. Please supply the undersigned with copies of any exemptive application and
any no-action request the Trust has submitted, or will submit, in connection with
registration of the Funds' shares.

       2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities
and Exchange Commission, <u>A Plain English Handbook </u>(1998).

       3. We may have more comments on disclosure included in any subsequent pre-
effective amendment.

       4. All registrants are reminded of their obligation to file electronic reports with
respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment
Company Act of 1940 (the "1940 Act").

Prospectus

Summary -- Brookfield Global Real Estate Securities Fund

5. Fees and Expenses of the Fund -- In Footnote 2 to the fee table, clarify who can terminate the fee waiver and expense reimbursement arrangement (*e.g.,* the Board of Trustees) and under what circumstances. *See* Instruction 3(e) to Item 3 of Form N-1A.

6. Principal Investment Strategies -- Given the use of "global" in the Fund's name, please clarify how the Fund will invest its assets in investments that are tied to a number of countries throughout the world. *See* Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Fund could include a policy that it will invest, under normal market conditions, at least 40% of its net assets in non-U.S. securities.

7. Principal Investment Strategies -- Disclose that high-yield fixed income securities are sometimes referred to as "junk bonds."

8. Principal Investment Strategies -- As the Fund may be invested in derivatives, please review your disclosure in light of the recently released observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

9. Principal Risks -- New Fund Risk -- Please inform the staff whether the reference to the Adviser owning a significant amount of Fund shares alludes to anything more than the acquisition of Fund shares through the contribution of the "seed money" required by Section 14(a)(1) of the 1940 Act.

10. Principal Risks -- Real Estate Market Risk -- Describe the effects of the real estate decline that began in 2006 and the subsequent increase in mortgage foreclosures on the kinds of securities in which the Fund intends to invest.

Summary -- Brookfield Global Infrastructure Securities Fund

11. See Comment 5.

12. See Comment 6.

13. See Comment 7.

14. See Comment 8.

15. See Comment 9.

Summary -- Brookfield Global High Yield Fund

16. See Comment 5.

17. Principal Investment Strategies -- Please amplify the disclosure as suggested in Comment 6.

18. See Comment 8.

19. Principal Investment Strategies -- Clarify the disclosure by explaining the extent to which the Fund will rely on credit reports and ratings of NRSROs and whether the Adviser will be conducting its own independent assessment and investigation of every debt security before it is selected for the portfolio.

20. See Comment 9.

Summary -- Brookfield High Yield Fund

21. See Comment 5.

22. See Comment 8.

23. See Comment 9.

24. See Comment 17.

ADDITIONAL INFORMATION ABOUT THE FUNDS' INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES, AND RELATED RISKS

25. Real Estate Fund -- Please disclose in the prospectus that dividends from REITS are not "qualified dividends" and therefore are taxed as ordinary income rather than at the reduced capital gains rate.

MANAGEMENT OF THE FUNDS

26. The Adviser -- disclose whether the Adviser has any prior experience advising or managing open-end investment companies (mutual funds).

SIMILARLY MANAGED FUND PERFORMANCE

27. In the third sentence of the first paragraph under this section, change "This information" to "The Funds' actual performance" in order to avoid any confusion or ambiguity.

28. In the first sentence of the second paragraph under this section, add "policies" to "similar objectives and strategies."

29. Explain to the staff in your response letter the methodology used to arrive at the composite performance data of previously managed discretionary accounts and how such methodology is consistent with Global Investment Performance Standards. We may have further comments when the actual composite data and the benchmark indices are furnished by pre-effective amendment.

30. Briefly describe in this section what the Global Investment Performance Standards are and who sets them.

31. It is unclear the extent to which the composite performance shown combines the performance of both the Adviser and Sub-Adviser. Please explain to the staff in your response letter whether the composite performance combines or blends the performance of accounts and funds of both the Adviser and Sub-Adviser and, if so, your basis for doing so. Were all the accounts and funds included in the composite performance jointly managed by the Adviser and Sub-Adviser? Does the composite performance include the closed-end funds managed by the Adviser as well as private unregistered discretionary accounts?

32. With respect to the sub-headings in the table showing the composite performance, please change "Fund" to "Composite" or some word other than "Fund" to avoid any misunderstanding as to what the performance data relates.

Statement of Additional Information

INVESTMENT RESTRICTIONS

33. Investment Restriction 4 should be revised to specify the industries in which the Infrastructure Fund and the Real Estate Fund will concentrate.

34. **Notes to Investment Restrictions -- Revise the first sentence of this** paragraph to make it clear that borrowing is excepted.

DIRECTORS AND OFFICERS

35. This heading should be changed to "Trustees and Officers".

36. The names and other information required by Item 17.2 (a)(1) of Form N-1A for the independent trustees should be furnished by pre-effective amendment.

37. **Additional Information Concerning Our Board of Trustees** -- State that the Chairman of the Board is an interested person and disclose whether the Trust will have a lead independent director and, if so, what specific role the lead independent director will play. *See* Item 17.2(b)(1) of Form N-1A ("Leadership Structure and Board of Directors").

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Trust and Funds are responsible for the adequacy and accuracy of the disclosure in their filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings, and

- the Trust and Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel